Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: August 5, 2021

TRANSCRIPT

Insurance Coffee House Podcast: Maintaining a beginner’s mind with

Sean Harper, Co-founder and CEO, Kin Insurance

Speaker 1:

The Insurance Coffee House, the place where you get to meet and learn from some of the most successful insurance business leaders from across the world, hosted by Nick Hoadley, CEO of Insurance Search.

Nick Hoadley:

Welcome to the Insurance Coffee House Global Insurtech series, I’m Nick Hoadley, and each week you can join me as I interview leading Insurtech executives from around the world. We will be learning about the different Insurtech technologies and finding out how they can be a benefit to both insurance brokers and carriers when it comes to delivering for your customers. We’ll also be learning about the different career opportunities available to insurance leaders within the Insurtech space and what benefits that can give to your career. I hope you enjoy the show. Today, I’m joined by Sean Harper who is the co-founder and CEO at Kin Insurance. Kin insurance are a home insurance business based in Chicago and it’s a pleasure to welcome Sean to the show today. Welcome to the show, Sean.

Sean Harper:

Thank you. Thanks for having me.

Nick Hoadley:

Sean, it’s a pleasure to have you on the show today, really looking forward to hearing more about your experience in your career and the great work that you guys are doing there at Kin. Before we start our questions, do you mind sharing with our listeners a little bit more about your background and what led to you starting in co-founding Kin insurance?

Sean Harper:

Yeah, for sure. So, I started Kin about five years ago and my co-founder Lucas and I have really similar backgrounds and that we grew up programming as kids and so we’ve always been nerds and we both started as management consultants, so I was at BCG and he was at Accenture and it’s a great job because you get to go to these big companies to see all these problems and also gain a lot of confidence by solving them. One of the things that I found really valuable about that experience was you realized a lot of these big companies they do not know entirely what they’re doing and so it really teaches you to question and say< “Oh”, even if they’ve been doing it the same way for 100 years, there likely is a better way to do it.

Sean Harper:

So I took that experience and I spent a couple of years working at a VC firm which was a really good learning experience too, and then I just started starting companies. And my first one was an e-commerce company and it was pretty small skills [inaudible 00:02:23], we got it onto the Inc 500, it grew from nothing into a real company with real employees and it was really fun, I was hooked. In that business we were super scrappy, I wrote every line of code ever, I was used to the business and it was just a very grassroots business and coming out of that, I started my next business, which was a payment processor and did that for a while, I sold it to a public company. I stuck around with the public company for a while to basically run that business [inaudible 00:02:53], and while he was doing that, I realized that FinTech was just a really great fit for my skillset, because I also had a degree in Economics and I really love economics and finance and I’d done some internships in investment banks and I also really love technology.

Sean Harper:

And if you look inside a bank or insurance company, you’ll realize these are actually software companies, because everything’s done on the computer it’s a virtual good there’s no physical thing. But a lot of them aren’t very good at software and there are a bunch of reasons for that, that we can get into, but we just saw this as an opportunity to make people’s lives better, finance is a huge part of people’s lives that was true of payments. It’s also true of insurance, what we’re doing right now.

Sean Harper:

And it’s an area where the incumbent players have a really hard time keeping up with what state of the art with respect to technology. And so, coming out of that last, the payments business we were just looking for, is there another line of financial products that meets these criteria? We wanted something that was a big homogenous market. We wanted to play a meaningful role in many people’s lives. We wanted something that was inefficient from a cost perspective, because that’s something we know that we can automate things to make them cheaper. And you can do that on day one, if you’ve written the software the right way, and then three, we wanted something where there were new data sources available for pricing and underwriting, that as we got into it and accumulated the right data could allow us to price differentially.

Sean Harper:

And so we ended up in homeowners insurance, it meets all those criteria. In the US homeowners is a well over $100 billion market. It is inefficient from a cost perspective. If you look at expense ratios for homeowners insurance stayed pretty constant in the mid thirties, at the time when the price of every other financial product is going down. The concentrated stock has gone down, to do a wire transfer across border remittance, et cetera, is all gone down a lot and the expense ratios have stayed the same, even worse in the last 20 years the average price to homeowners insurance has doubled, it’s really going in the wrong directions. We saw that as an opportunity. And then finally, all you have to do is type your address into a search engine and you can see there’s tons of data out there, there’s government records have gone online.

Sean Harper:

There’s all this aerial and satellite and street level imagery that you can make use of if you can [inaudible 00:05:16] image recognition algorithm, real estate industry has gone online. It just creates all it. Of course, what you see in a public search engine is just the tip of the iceberg. So that’s what got us fired up about it, and they more or less have stuck to that pattern. We realized when this is nice, when this happens, we realized right off the bat when we started marketing a product that people really did want a better solution. They wanted something that was direct to consumer that was tech forward. And we’ve been doing that for five years and we’ll probably be doing it for a lot longer than that, because-

Nick Hoadley:

Thanks Sean. I think it’s always great to get an insight into our guests background. But if there are questions there in it, it seems like a very successful path to where you’ve got to now and looking forward to hearing more about the business in its current state and what your plans are for that. Before we get into that, though, Sean, as we are in the Insurance Coffee House, can I ask you what your go-to coffee of choice is in the morning? What gets you ready to work?

Sean Harper:

Well, so obviously like many other people I’m just drinking coffee at home in my kitchen these days, and the brand that I really like is a local brand actually from where I grew up in Wisconsin called El Terra coffee. And that’s what I do and I make it here in my Mr. Coffee, drip coffee machine. It’s not fancy, but it’s what gets me going.

Nick Hoadley:

It sets you up for that commute into your office down the hallway into your office.

Sean Harper:

All the way to the dining room.

Nick Hoadley :

Thanks, Sean. Yeah. I like to kick off by asking you about the business at the moment, very eloquently described how you set up and what the reasoning was behind that. Where is the business at the moment and what your plans for the future over the next couple of years?

Sean Harper:

Yeah. So in terms of size, we’re still very small. When we talked about how this is a $100 billion market we will do about a $100 million a premium this year. We’re growing very fast, that will be four times the amount of premium that we did last year, approximately. But it’s still just a drop in the bucket compared to the whole market. And we’re doing that actually in only three states. And so the three states that we’re in right now, are Florida, Louisiana, so we just got hit by a hurricane, which has been interesting and in California and we recently closed or not, we have not yet closed on, but we recently, we are in the process of closing on an acquisition to acquire another set of insurance licenses, which will get us into a few more states.

Sean Harper:

But Kin is really focused. We’re really focused on doing less things and doing them better. And so a lot of people ask us, “How many states are you in?” And they’re surprised if we say three. So these states, first of all, those states are really big, those three states, that’s a $20 billion market. Just those three states.

Nick Hoadley:

[crosstalk 00:08:10] countries, some of those.

Sean Harper:

Exactly. Yeah. They’re as large as countries, that’s absolutely right. And they’re also as different as countries. And that’s what a lot of people don’t realize is that the consumer preferences are different a little bit in these places, the laws are different. The risk you’re exposed to are different, the competitive dynamics are different. And so it really, we think it pays off to really specialize and go super deep in one market before going on to the next.

Nick Hoadley:

Yeah. And we were just talking about those. You just mentioned the hurricanes down there in Louisiana, which we experienced Saturday this week, terrible tragedy, that’s going on down there. You’ve had the wildfires in California earlier this summer and just completely different environments, completely different risk profiles, I imagine. So having that specialism I’m sure really helps. Do you take on the risk there at Kin or obviously is there re-insurance in play or who are the risk holders there?

Sean Harper:

Absolutely. So we have a little bit of an interesting structure. And the first part of that is that Kin actually is not an insurance company. We manage something called a reciprocal exchange, which is owned by our customers. And that reciprocal exchange is called the Kin Inter Insurance Network, which are [inaudible 00:09:28] words, it’s an acronym, it’s a recursive acronym because that’s also Kin, K-I-N. And that’s actually the entity that has our credit rating, that buys the re-insurance, that’s admitted with the state. And we basically take Kin, the tech company that our investors invested in, they manage that business on exchange on the behalf of our customers and in exchange for a fee. And so that’s a really cool model because it allows the customers to benefit when that exchange does well. And it allows our investors to really, they wanted invest in this tech and services business that really isn’t exposed to the ups and downs of the weather in the same way.

Sean Harper:

And it allows them to invest in that more stable, like fee generating business. Then of course the exchange it’s owned by their customers. We really don’t want to put it at a lot of risks. So they exchanged buys tons of reinsurance. And the idea behind the way we buy reinsurance is, we really want to try to hedge as much of the catastrophe risk as we can. And we’ll do that. It has like a very, very low retention relative to the amount of premiums that it’s generating. But most of the day to day risk, it actually wants to keep, because we know that these are good risks or were originating. I think it’s a little bit different approach than some of the other insure techs that have really done these really big quota shares.

Sean Harper:

And that’s because we know that we’re pricing it accurately and we believe very strongly in the way that we’re operating it. We don’t want to reinsure that off the day-to-day risk, we prefer to keep it because it’s profitable, but at the same time, we really do want to reinsure these big, the hurricane, for example, the exchange is small and it’s not set up to absorb those. Now it’ll become bigger over time, it’ll start to buy less reinsurance. And that’s sort of the evolution that we’ll take.

Nick Hoadley:

You took out the policy holders, sort of having a benefit and only shape the risk of the business. Would you describe it and excuse me for this terrible, terrible setup here, would you describe it a Kin to a mutual or is that not accurate?

Sean Harper:

Yeah, it has some similarities. So if you think about these sort of three forms of insurance company in the US was a stock company, which is owned by investors and operated the investors. And then you have mutual [inaudible 00:11:55], which is owned by the policy holders and operated by the management that’s appointed by the policy holders. And in the middle, you have reciprocal exchange, which is owned by the policy holders and managed by an outside company. And so some companies that people actually think about as mutuals actually are reciprocals. So few good examples of those are farmers is a reciprocal or they’re the manager of a reciprocal. USAA is a bunch of the triple A’s are, and so it’s a really good structure, but it does have a lot of similarities to a mutual.

Nick Hoadley:

Yeah. Fantastic. And what do your products do? What does your service provide to the policy holders as a benefit and how have you gone around developing that?

Sean Harper:

Yeah. So we do homeowners insurance and other sort of property insurance lines. So we’ll do condo insurance and manufactured home, and landlord’s insurance, flood insurance is big for us. So we’re really insuring buildings. And a lot of the tech that we built is really around automating and understanding really well, the physical properties of a building and how resistant they’re going to be to the weather. Because that’s really the main risks that we’re insuring is just that something bad happens in the weather and it knocks your roof off or floods, your home or whatever. And so we also tend to focus, we talked about the states that we’re in, that’s also true at the states that we will be going in. They do tend to be some of the areas where the weather is more volatile, and that was important to us as entrepreneurs, first of all, to be getting ahead of it, because the reality is that the weather is getting worse everywhere.

Sean Harper:

And in some places it’s happening earlier than others, but at the rate that we’re going everywhere is going to be catastrophe exposed, unfortunately, and this is part of dealing with how society is going to deal with climate change, is having a really big insurance products that are accurately able to price and taking into account when buildings are built to be more resilient. So that was important to us. And then the other one is just simply as an entrepreneur, we want to make things people want, and insurance is something people... Kin has two offices, we’re based in St. Petersburg, Florida, and Chicago, Illinois. Here in Chicago, where I live, we really don’t think about insurance that much. And that’s because we don’t have that volatile weather.

Sean Harper:

And so it was not that interesting to provide insurance here versus our other office in St. Petersburg, people who live there, they think about it a lot more, obviously, just because the weather is more volatile there, it’s a bigger part of their day-to-day life. And so we really find it very meaningful and important to be able to provide insurance to the people who need it the most and to provide a really good, low cost, easy to use clear consumer friendly text-driven insurance products to people who live in areas where it is harder to get insurance and it is more expensive.

Nick Hoadley:

Do you see yourselves, when you obviously competing against some of the large PNC insurers in the country. Do you see yourselves as being able to help out the customers, the policy holders in those higher risk areas who those larger conglomerates may not want to insure or may attach very high premium rates to those policy holders, that way you really feel you at the most benefit?

Sean Harper:

Yes, that’s right. So our model is a better model everywhere. It’s lower costs because we’ve automated things that are done manually [inaudible 00:15:36] insurance company. And a big part of that is Kin is a direct-to-consumer business. And so we eliminate the costs that’s associated with the retail agent, which if you add up, not just the commission, but also bonuses, and field sales, et cetera, the cost of that agent force is like 17% of premium on average for homeowners in the US and that’s pretty meaningful. We think about our typical customer for us might have $2,000 policies. So that means the agent is getting paid $350 a year. I think a lot of people would rather just save the money.

Nick Hoadley:

Almost an acquisition for that.

Sean Harper:

It’s very high, especially if you think about how sticky homeowners are. People will keep their homeowners for 10 years. And so then that $350 a year, it’s actually $3,500 over the whole course, that’s a really big deal. So we think the model works better everywhere, but it is absolutely true what you said, which is that in these areas where insurance is harder to get, some of these big insurance companies that everyone recognizes have pulled back and they continue to pull back, and that creates a really important opportunity for us. And if you think about, so taking a step back, I think the biggest problem that the insurance industry has is in their ability to respond to changes, because these are all big companies. They’ve been around for, our average competitor has been around for 107 years, and they’re used to doing things a certain way.

Sean Harper:

And so it’s really hard for them to change, to respond to a change in consumer preferences. I guess what consumer preferences have changed a lot. People don’t go into stores anymore to buy physical things. So why would you go into an agency to buy a virtual, thing that doesn’t make any sense? Second, technology has changed a lot, and you look at some of these companies, they’re running on either server based tech from 30 years ago, or mainframe best tech from 50 years ago. It’s just harder to be efficient if you’re running on tech that’s three, four or five generations old, and they’ve had a hard time responding to the change in the environment, the weather.

Sean Harper:

And so I think a lot of the times they look at the volatility and they’re like, “Oh, I can’t be here”. And you understand it because they’re big and they’re not trying to grow. And for them and their shareholders, I think are really attracted to the stability of the, getting their dividend every year. And so they don’t really need to be exposed there, but that does create a really big problem for the people who live there. And our society does not function without insurance. You need insurance to get a mortgage to buy a home. And these are actually some of the biggest states in the country. And also this is funny, some of the fastest growing states.

Nick Hoadley:

Absolutely. When you see an opportunity there where the traditional risk appetite for those insurance companies, obviously being very vanilla, but that probably being quite a very small part of the population in years gone by, as that hole gets larger and larger, there’s more opportunity or more agile, more fast paced, more automated businesses like yours. Can you see that having a big impact on the Insurtech community as a whole?

Sean Harper:

Yeah, we think so. So just thinking about these areas that are more catastrophe exposed, that right now is about 40% of the market and it’s growing. So it’s not a small niche, but this is a $40 billion niche that we’re talking about, or more than $40 billion and growing, it’s growing because the weather’s getting worse and more places are becoming climate exposed. It’s growing because they’re actually pretty nice places to live. So people that live there tend to have pretty fancy houses, and it’s also growing because people are moving to those areas because there’s a lot of really nice things about them. Especially in the winter, Florida is pretty awesome, it’s a lot better than up here in Illinois. And so we think that more and more places will be [inaudible 00:19:32]. It’s a big market, and it’s one that’s getting bigger.

Sean Harper:

And the other thing is the skills that we’re getting, all of the stuff that our tech does, I think we talked about this a minute ago is about understanding the physical properties of the home and how they’re impacted by the weather. And that’s a useful skill [inaudible 00:19:48]. It’s just more impactful in places where the weather is more volatile. So the analogy that I would use is like, if you’re a really great stock trader, you want to trade the tech stocks that are going up and down like crazy, that’s what you do. You’re not going to trade the utility stock that’s like this all the time. So for us, we’d rather be in those areas where getting the property details exactly right, getting the pricing exactly right, getting the underwriting exactly right, is a much bigger competitive advantage than it is in other places.

Nick Hoadley:

Absolutely. And you talk about the technology and automation that can help bring these efficiencies. Is that something that you partner with our Insurtechs on for some of that data and some of those tools, or are they things that you have in-house there?

Sean Harper:

It’s mostly in house, so our software, there’s really a group or software or two separate sets of systems. The first is the policy admin system. This is the core processing system that’s at the heart of every insurance company. That’s something that we built on our own. We think that’s very important. I don’t understand how you could not want to control the details of that, it’s such an important part of the business. And then the other bit of software that we’ve written is really the data infrastructure, because we’re ingesting all of this data, we’re manufacturing all of this data. We’re extracting structured data from unstructured data points, and this is something that we’re doing at a very, very large scale at this point, that’s all custom developed as well. So what types of stuff do we outsource sometimes?

Sean Harper:

We will buy data from other Insurtechs and there’s some Insurtechs out there that have really interesting data sources that especially when combined with other data sources, give you a really awesome full picture of the home. So we’ll buy data from other companies sometimes, and there’s some really good Insurtech data companies out there. And they like us because we’re quick to adopt stuff, versus some of their other potential customers are these super old companies that have, they have a really long adoption cycle. And I think one of the issues in insurance actually is this chicken or an egg, where if you’re starting a tech company that wants another, this isn’t what we do. But if you’re starting a tech company that wants to sell to the industry, the industry is a really hard one to crack because their adoption is so slow.

Sean Harper:

You’ll hear people complain about, “Oh yeah, we started a proof of concept with X big insurer two years ago, still haven’t gotten a real order yet”. And that is just death to a venture backed startup, because we operate, we only raise money 18, 24 months at a time. So if it’s going to take you 24 months to get for proof of concept, to adoption with a customer, then it blows up the whole equation.

Nick Hoadley:

That’s really interesting point actually. I think that’s a great point about how that can only benefit the Insurtech community and other businesses like yours, where the suppliers then of that data and of that technology will prefer to want to partner with people like yourselves, who are going to adopt that technology and move of it and grow with it. As opposed to those two years [inaudible 00:23:02] cycles, which by the time they’re signing on a dotted line that that technology or that data is obsolete. And so I think that could give you a lot of companies a real good competitive advantage, which I think will make things very interesting. Sean, it brings us nicely onto our espresso round. There’s the questions are short, sharp, and straight to the point. So Sean, can I ask you, are you ready for an espresso round?

Sean Harper:

Let’s do it.

Nick Hoadley:

[inaudible 00:23:28].

Speaker 1:

The espresso round.

Nick Hoadley:

Sean, what would you say is the percentage of your employees who are from an insurance background compared to a non-insurance background in their careers?

Sean Harper:

I think it’s about a quarter are from an insurance background.

Nick Hoadley:

Fantastic. And what do you see as the benefit that someone with a high performing insurance career or a career maybe working with a carrier, working a broker could bring to an organization like yours?

Sean Harper:

Yeah. So obviously we, we have to hire for specific domain experts. Our claims department, they all have a background of insurance, our actuarial department, same deal. Although we do recruit a lot of people for the actuarial department from straight out of college. And then we started training them in our way, which is a good thing. But so part of it is just domain expertise and understanding. And we’re fortunate in finding a really great insurance leader pretty early on, and she’s built an incredible team. The other thing though, that a lot of people don’t realize is there, I mean, people at this podcast probably do realize it, there are a lot of really, really smart people working in insurance companies. And they would do amazing in a bunch of other, they do great at a tech company, they do great at a bank.

Sean Harper:

They do great in all kinds of different concepts just because they’re really smart people. But a lot of the really smartest, most dynamic, most capable people from the insurance industry are really annoyed at their current workplace because the technology does not allow them to practice their craft at the level that they want to. And so that’s our value proposition is like, “Hey, come here, you’ll sit right next to the software engineers. They will make stuff as fast as you can come up with it, and it’ll be really fun”. And so for the right people, that’s, I think a pretty good deal. And it’s funny though, it’s sometimes hard to tell the difference between like an actuary and the software engineer. There’s the same personality, super into their craft, brilliant, work really hard. A lot of the ones at our company have these big beard. So it’s fun.

Nick Hoadley:

It’s great to see and working so closely to [inaudible 00:25:36] as well. I know that we often talk about people from the insurance industry, maybe lacking some skills, lacking some speed, but actually it’s not them, most of the time it’s not them, it’s the processes, it’s the technology that’s at their disposable and you’re right there. There’s a lot of very frustrated people out there who want to be working at a much faster pace, and I’m sure that’s something you can provide them. What would you say the personalities that best suit working for a business like yours compared to working for one of those corporate companies?

Sean Harper:

It’s really important at Kin, that we are... So our two core values for employees are, one, you have to run through walls and just because something is, if something is hard that actually makes, we should be more attracted to it because the hard things are where the value is created. And so I think a lot of the times people just, these bigger companies, the inertia of it is so hard and they’re also not necessarily incentivized in a way that makes you want to run through that wall. The wall is thicker and also you maybe don’t care as much. Every employee has equity and we really want people running through these walls, solving the hard problems.

Sean Harper:

The other one is to be chilled with each other, and one thing that we’ve heard from some of our employees who come from these bigger companies is they become very political and people don’t necessarily treat each other in an honest and empathetic way as much. And so for us at Kin, that’s really important as we grow is just that we’re really treating each other very well and that we’re not being political. We’re not allowing that croft to build up within the organization.

Nick Hoadley:

Right. And what are the opportunities that you can provide [inaudible 00:27:22] high performing individuals to high-performing talent?

Sean Harper:

Yeah. You come here and you look around and pick up problems and you just solve them, and no one’s going to get in your way, no one’s going to tell you, “Hey, don’t do that. Hey oh, sorry, IT’s backlogged for two years”. It’s a really fun place to work, but you have to want to hustle because it is intense and you don’t, we are very, very passionate about solving this problem for customers, and we really don’t want it very much to get in our way. So if you’re that kind of person, I think it is really fun. I think most people that can, we do a lot of, our HR department’s really great and they do a lot of engagement surveys and stuff like that. I think people for the most part are very happy here and not because our perks are awesome, they’re okay. It’s because they really do get to practice their craft with as few impediments as possible.

Nick Hoadley:

Oh, so that brings me nicely on to our last question in the espresso round. There are any insurance leaders out there at the moment in the US considering their next opportunity and they’re considering working for a tech company, making that transition from a large corporate. What would your advice be to them?

Sean Harper:

I think the cultural is the thing that we’ve learned is the cultural differences are greater than the technical differences between these organizations. And a lot of the times, so I’ll say this, most of our hires from legacy industry have worked out great. When they haven’t worked out well, it’s because they show up and they don’t want to get their hands dirty, or maybe they haven’t gotten their hands dirty in 20 years, and they have this whole team and minions, they really just do this one thing, or they just supervise people and that just doesn’t fly here. Can we really take it seriously that the person with the most information is making it the decision. So we don’t have a whole lot of that like, “Oh, let me go ask my boss” sort of stuff. And I think that can be really hard for people who are used to operating within that hierarchy to find themselves without it. Maybe they have to do things on their own that they used to have people for to really get into the details and understand it. I think that’s the toughest.

Nick Hoadley:

Yeah. So if there was someone out there now who’s looking at making that transition, do you think there’s anything they should be doing now in order to prepare themselves? Like that scenario that you just gave there sort of getting their hands dirty, get getting down with things. Do you think there’s anything they can be doing now in order to prepare themselves for that?

Sean Harper:

Yeah, I think it just sort of comes out to like, if you’re the person who really likes being in the middle manager and not getting into the details and not just being a middle manager, you probably shouldn’t join a company like ours. If you’re somebody who is good at managing people, but is also nuts and bolts expert of their domain, and understands everything down to the tiniest tiniest detail and can teach it to other people. Then I think you’d be really great for a company like ours. And I don’t know, I don’t know that there’s any, if you’re the former person, it’s really hard I think to turn yourself into the latter person.

Nick Hoadley:

Absolutely. I think it’s very important considerations to be made. I think sometimes people from within the industry think it will be a fantastic move for them, but actually they need to have a long hard look and maybe ask questions to peers, ask questions to people already in the industry to find out exactly would it suit their skillset and would it suit their personality before they do go ahead and make that jump. Sean, we’ve almost reached the end of our time together today, time has certainly flown by. Do you have one piece of closing advice for our listeners and many of them like to reach out to you or to Kin after the show, how would they go about doing that?

Sean Harper:

Yeah, I’m easy to find. I’m sean@kin.com, kin.com is Kin like family. I’ll tell you the story about the domain name another time. It was not easy to get. And so we’re here and advice... To me, the most important thing is to just maintain beginner’s mind. And beginner’s mind is this concept of really taking nothing for granted and starting to think about every problem from a blank sheet of paper. And that was a lot of what I learned when I was management consultant, is people often get really tied to the way things have always been done. And you end up over optimizing yourself, but at a local optimization. And if you were able to zoom back a little bit and say, “Hey, how should this work?” Take nothing for granted, blank sheet of paper, how should it work? You’ll often come up with a really different answer.

Nick Hoadley:

Fantastic. Thank you, Sean, for this great advice, indeed. And that’d be great advice, not only for our insurance listeners, but through a lot of the Insurtech leaders out there as well. Sean, thank you so much for joining us in the Insurance Coffee House today. Really appreciate having you on the show and thank you for all the advice and learnings that you’ve given us today.

Sean Harper:

Of course, thank you for having me, it was fun. Thank you.

Nick Hoadley:

It’s an absolute pleasure and to all our listeners out there, wherever you’re based across the world, we thank you for tuning in today. And like I said, I’m sure you would have heard and gained a lot from what Sean’s had to say today. If you enjoy the show, please remember to subscribe and download so that you get each of our episodes into your app each week.

Speaker 1:

You’ve been listening to the Insurance Coffee House with Nick Hoadley. Join us next time to hear more insights and inspiring success stories to help you become a better insurance business leader. Available to download or subscribe now.

[End of transcript.]

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at sec.report. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at sec.report, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com